UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report: August 21, 2023
(Date of earliest event reported)

EARTHSTONE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35049	84-0592823
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380
(Address of principal executive offices) (Zip Code)
(281) 298-4246
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	ESTE	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

Transaction Structure and Consideration

On August 21, 2023, Earthstone Energy, Inc., a Delaware corporation (the “Company”), and Earthstone Energy Holdings, LLC, a Delaware limited liability company (“Heat OpCo”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Permian Resources Corporation, a Delaware corporation (“Parent”), Smits Merger Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”), Smits Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II”), and Permian Resources Operating, LLC, a Delaware limited liability company (“Pacers OpCo”), pursuant to which (i) Merger Sub I will merge with and into the Company (the “Initial Company Merger”), with the Company surviving the Initial Company Merger as a wholly owned subsidiary of Parent (the “Initial Surviving Corporation”), (ii) following the Initial Company Merger, the Initial Surviving Corporation will merge with and into Merger Sub II (the “Subsequent Company Merger” and, together with the Initial Company Merger, the “Company Mergers”), with Merger Sub II surviving the Subsequent Company Merger as a wholly owned subsidiary of Parent (in such capacity, the “Surviving Company”), and (iii) following the Company Mergers, Heat OpCo will merge with and into Pacers OpCo (the “OpCo Merger,” and, collectively with the Company Mergers, the “Mergers”), with Pacers OpCo surviving the OpCo Merger. Capitalized terms used herein but not otherwise defined will have the meanings ascribed to them in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Initial Company Merger (the “Initial Company Merger Effective Time”), by virtue of the Initial Company Merger, (i) each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Initial Company Merger Effective Time shall be converted into and shall represent one validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Initial Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Initial Surviving Corporation immediately following the Initial Company Merger Effective Time,(ii) each share of the Company’s Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”), issued and outstanding immediately prior to the Initial Company Merger Effective Time (excluding certain Excluded Shares (as defined in the Merger Agreement) shall be converted automatically into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Class A Common Stock (the “Class A Merger Consideration”) equal to 1.446 (the “Exchange Ratio”), with cash to be paid in lieu of fractional shares and (iii) each share of the Company’s Class B common stock, par value $0.001 per share (the “Company Class B Common Stock”), issued and outstanding immediately prior to the Initial Company Merger Effective Time (excluding certain Excluded Shares and Appraisal Shares (each as defined in the Merger Agreement)) shall be converted automatically into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent’s Class C common stock, par value $0.0001 per share (the “Parent Class C Common Stock” and, together with the Parent Class A Common Stock, the “Parent Common Stock”), equal to the Exchange Ratio.

At the effective time of the Subsequent Company Merger (the “Subsequent Company Merger Effective Time”), by virtue of the Subsequent Company Merger, (i) each share of capital stock of the Initial Surviving Corporation issued and outstanding immediately prior to the Subsequent Company Merger Effective Time shall be converted into and shall represent one validly issued, fully paid and nonassessable unit of the Surviving Company and (ii) each unit of Merger Sub II shall be unaffected by the Subsequent Company Merger and shall remain outstanding as a unit of the Surviving Company.

At the effective time of the OpCo Merger (the “OpCo Merger Effective Time”), by virtue of the OpCo Merger, each Heat OpCo Unit issued and outstanding immediately prior to the effective time of the OpCo Merger (the “Eligible Heat OpCo Units”) shall convert into the right to receive from Pacers OpCo a number of Pacers OpCo Units equal to the Exchange Ratio, with cash to be paid in lieu of fractional units to holders of Eligible Heat OpCo Units other than the Surviving Company and its wholly owned subsidiaries; provided, that the Surviving Company and its wholly owned subsidiaries will receive, in exchange for their Eligible Heat OpCo Units, a number of Pacers OpCo Units equal, in the aggregate, to the number of shares of Parent Class A Common Stock that are issued in connection with the Initial Company Merger (after taking into account the payment of cash to be paid in lieu of any fractional units).

Treatment of Company Equity Awards

At the Initial Company Merger Effective Time, each Company restricted stock unit that vests solely on the basis of time (each, a “Company RSU”) that is outstanding immediately prior to the Initial Company Merger Effective Time shall automatically, by virtue of the occurrence of the closing of the Mergers, (i) vest in full immediately prior to the Initial Company Merger Effective Time (including with respect to any dividend equivalents credited with respect to such Company RSUs that remain unpaid as of the Initial Company Merger Effective Time) and (ii) be canceled and converted into the right to receive, at the Initial Company Merger Effective Time, without interest, the Class A Merger Consideration with respect to each share of Company Class A Common Stock subject to such Company RSU (including any dividend equivalents credited with respect to such Company RSUs that remain unpaid as of the Initial Company Merger Effective Time).

Further, at the Initial Company Merger Effective Time, each Company restricted stock unit subject to performance-based vesting (each, a “Company PSU”) that is outstanding immediately prior to the Initial Company Merger Effective Time shall automatically, by virtue of the occurrence of the closing of the Mergers, (i) vest immediately prior to the Initial Company Merger Effective Time (including with respect to any dividend equivalents credited with respect to such Company PSUs that remain unpaid as of the Initial Company Merger Effective Time), based on the attainment of the applicable performance metrics at the maximum level of performance (equal to 200% of the Target Units (such term as defined in the applicable award agreement)) as of the Initial Company Merger Effective Time in accordance with the terms of the Company’s Amended and Restated 2014 Long-Term Incentive Plan and applicable award agreements in effect as of the Initial Company Merger Effective Time, and (ii) be cancelled and converted into the right to receive, without interest, the Class A Merger Consideration with respect to each share of Company Class A Common Stock subject to such Company PSU (including any dividend equivalents credited with respect to such Company PSUs that remain unpaid as of the Initial Company Merger Effective Time).

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of Parent and the Company relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers.

Pursuant to the Merger Agreement, the Company shall have the ability to declare and make an interim period dividend and corresponding distributions to the holders of Company Class A Common Stock and Heat OpCo Units that are generally equivalent to those dividends and distributions that would have been received during such period by the holders of Company Class A Common Stock and Heat OpCo Units with respect to the Parent Class A Common Stock and Pacers OpCo LLC Units to be received as merger consideration, had the Mergers been completed on June 30, 2023.

Additionally, the Merger Agreement provides for pre-closing covenants of Parent and the Company, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the other party’s consent. The Merger Agreement also contains covenants of the Company not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that its stockholders approve and adopt the Merger Agreement. The Merger Agreement also contains covenants of Parent not to solicit proposals relating to alternative transactions or enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that its stockholders approve the issuance of shares of Parent Common Stock in accordance with terms of the Merger Agreement (the “Parent Stock Issuance”).

Conditions to the Mergers

The completion of the Mergers is subject to certain customary mutual conditions, including (i) the receipt of the required approvals from the Company’s and Parent’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (iii) the absence of any governmental order or law that makes consummation of the Mergers and the related transactions illegal or otherwise prohibited, (iv) Parent’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (v) Parent Class A Common Stock issuable in connection with the Mergers having been authorized for listing on the New York Stock Exchange, subject to official notice of issuance (including shares issuable upon the exchange of Pacers OpCo Units and Parent Class C Common Stock to be issued pursuant to the Merger Agreement), (vi) delivery and execution of the amended and restated Pacers OpCo LLC Agreement, and (vii) the receipt by the Company of a customary opinion that the Company Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. tax code. The obligation of each party to consummate the Mergers is also conditioned upon certain of the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Recommendations of the Company Board

The board of the directors of the Company (the “Company Board”) has unanimously (i) declared that the Merger Agreement and the related transactions contemplated thereby are fair to, and in the best interests of the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated thereby, including the Company Mergers, and (iii) directed that the Merger Agreement be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and recommended that the Company’s stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Company Mergers (the “Company Stockholder Approval”).

No Solicitation

From and after the date of the Merger Agreement, except as expressly contemplated in the Merger Agreement, each of the Company and Parent have agreed that neither it nor its officers and directors, will, and will cause its Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Company or Parent, as applicable, and its Subsidiaries not to, directly or indirectly, (i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to result in or lead to an alternative business combination proposal with respect to itself (a “Competing Proposal”), (ii) engage in, continue or otherwise participate in any discussions or negotiations with respect to, relating to, or in furtherance of a Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal, (iii) furnish any information or access to the properties, assets or employees of the Company or Parent, as the case may be, in connection with or in response to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Competing Proposal or (v) submit any Competing Proposal to the vote of the stockholders of the Company or Parent, as the case may be.

Changes in Recommendation

Prior to, but not after, receipt of the Company Stockholder Approval, the Company Board may, in response to an unsolicited superior proposal for an alternative transaction or an intervening event, effect a change to the Company Board’s recommendation of the Company Stockholder Approval in certain limited circumstances, subject to complying with certain notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement during the applicable match right period as set forth in the Merger Agreement (a “Company Change in Recommendation”).

Prior to, but not after, the approval by Parent’s stockholders of the Parent Stock Issuance (the “Parent Stockholder Approval”), the board of directors of Parent (the “Parent Board”) may, in response to an unsolicited superior proposal for an alternative transaction or an intervening event, effect a change to the Parent Board’s recommendation of the Parent Stockholder Approval in certain limited circumstances, subject to complying with certain notice and other specified conditions, including giving the Company the opportunity to propose revisions to the terms of the Merger Agreement during the applicable match right period as set forth in the Merger Agreement.

Termination Rights

The Merger Agreement contains certain termination rights for each of the Company and Parent, including, among others, if the Mergers are not consummated by April 21, 2024 (or August 21, 2024 if such date is extended per the terms of the Merger Agreement) (such date, the “Outside Date”). Upon termination of the Merger Agreement under specified circumstances, including, generally, the termination by Parent in the event of a change of recommendation by the Company Board, the Company would be required to pay Parent a termination fee of $87.5 million. Upon termination of the Merger Agreement under specified circumstances, including the termination by the Company in the event of a change of recommendation by the Parent Board, Parent would be required to pay the Company a termination fee of $175.0 million. Upon termination of the Merger Agreement by either Parent or the Company following a failure to obtain the requisite Company stockholder approval, the Company would be required to pay Parent expenses in the amount of $25.0 million. Upon termination of the Merger Agreement by either Parent or the Company following a failure to obtain the requisite Parent stockholder approval, Parent would be required to pay the Company expenses in the amount of $50.0 million.

Corporate Governance

Parent is required to take all necessary corporate action so that prior to the Initial Company Merger Effective Time, the size of the Parent Board is increased to 11 directors and, upon the Initial Company Merger Effective Time, (i) one individual designated by the Company is appointed to the to serve as a Class I director, with a term ending at the 2025 annual meeting and (ii) one individual designated by the Company is appointed to serve as a Class III director, with a term ending at the 2026 annual meeting.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Voting and Support Agreements

As an inducement to Parent entering into the Merger Agreement, on August 21, 2023, certain existing stockholders of the Company (collectively, the “Company Supporting Stockholders”) entered into those certain Voting and Support Agreements (the “Company Support Agreements”), by and among Parent, the Company, and the Company Supporting Stockholders, pursuant to which, among other things, the Company Supporting Stockholders have agreed until the Termination Date (as defined herein) (i) not to transfer any of their shares of Company Common Stock or Heat OpCo Membership Interests, (ii) to vote their shares of Company Common Stock in favor of the matters to be submitted to the Company’s stockholders in connection with the adoption of the Merger Agreement and approval of the transactions contemplated thereby and (iii) to vote their shares of Company Common Stock against (A) any competing proposal or other proposal made in opposition to the adoption of the Merger Agreement, or in competition or inconsistent with the transactions contemplated thereby, (B) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company or its subsidiaries contained in the Merger Agreement or of such Company Supporting Stockholder contained in the Company Support Agreements, (C) any action or agreement that would reasonably be expected to result in the nonoccurrence of a condition to the consummation of the transactions contemplated by the Merger Agreement or any change to the voting rights of any class of shares of capital stock of the Company and (D) any other action that would reasonably be expected to impede, delay, postpone or adversely affect the any of the transactions contemplated by the Merger Agreement, including the Mergers, or the Company Support Agreements, in each case, subject to the terms and conditions therein. The “Termination Date” shall be the earliest to occur of (i) the Company Stockholder Approval being obtained, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a Company Change of Recommendation, (iv) the date of any modification, waiver or amendment to the Merger Agreement (without such Company Supporting Stockholder’s prior consent) that decreases the amount or changes the form of consideration payable to the holders of Company Common Stock or Heat OpCo Membership Interests pursuant to the Merger Agreement, (v) the breach of certain representations of Parent under the Company Support Agreements or (vi) the termination of the Company Support Agreements by consent of the parties thereto. The Company Supporting Stockholders, collectively, hold 47.8% of the outstanding voting power of the Company.

Additionally, as an inducement to the Company entering into the Merger Agreement, on August 21, 2023, certain existing stockholders of Parent (the “Parent Supporting Stockholders”) entered into those certain Voting and Support Agreements with Parent (the “Parent Support Agreements”), by and among Parent, the Company and the Parent Supporting Stockholders, pursuant to which the Parent Supporting Stockholders have agreed to vote their shares in favor of the matters to be submitted to Parent’s stockholders in connection with the issuance of Parent Common Stock in connection with the Merger Agreement and the related transactions contemplated thereby, subject to the terms and conditions set forth in the Parent Support Agreements. The Parent Supporting Stockholders, collectively, hold 49.2% of the outstanding voting power of Parent.

The foregoing summaries of the Company Support Agreements and the Parent Support Agreements are qualified in their entirety by reference to the full text of the Parent Support Agreements, copies of which are attached as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, and the Company Support Agreements, copies of which are attached as Exhibit 10.5 and Exhibit 10.6, to this Current Report on Form 8-K and are incorporated into this Item 1.01 by reference.

Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, and to be effective upon the closing of the Mergers, Parent and certain stockholders of the Company have entered into a Registration Rights Agreement (the “Registration Rights Agreement”), by and among Parent and the parties listed on the signature pages thereto, pursuant to which Parent will grant to such entities certain demand, “piggy-back” and shelf registration rights with respect to the shares of Parent Class A Common Stock to be received by such entities in the Mergers, subject to certain customary thresholds and conditions. Parent agrees to pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto. The parties to the Registration Rights Agreement will be restricted from the sale and/or transfer of the Parent Class A Common Stock for a period of six months following the closing of the Mergers, subject to certain exceptions.

The summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Letter Agreement

On August 21, 2023, the Company and certain investment funds managed by EnCap Investment L.P. that own Company Common Stock and Heat OpCo Units (collectively, the “EnCap Funds”) have entered into a letter agreement (the “Letter Agreement”), pursuant to which, among other things, the EnCap Funds have agreed to (i) grant an independent trustee (the “Trustee”) the sole right to exercise any voting rights attached to the shares of Parent Common Stock to be received by the EnCap Funds in connection with the consummation of the Mergers and (ii) direct the Trustee to vote such Parent Common Stock in an amount and in a manner proportional to the vote of all other Parent shareholders entitled to vote on a particular matter. Additionally, the EnCap Funds have agreed under the Letter Agreement to not request that a representative of the EnCap Funds be designated as a member of the board of directors of Parent upon the consummation of the Mergers and cause any representative of the EnCap Funds to decline any opportunity to be designated as such.

The summary of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached as Exhibit 10.8 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The description set forth under “Corporate Governance” under Item 1.01 hereto is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On August 21, 2023, the Parent posted an investor presentation relating to the Mergers and the Merger Agreement. The investor presentation is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act, except as shall be expressly set forth by specific reference to such filing.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between the Company and Parent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Parent will file with the SEC, a registration statement on Form S-4, that will include a joint proxy statement of the Company and Parent and a prospectus of Parent. The Transaction will be submitted to the Company’s stockholders and Parent’s stockholders for their consideration. The Company and Parent may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Parent and the Company. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Parent or the Company may file with the SEC or send to stockholders of Parent or the Company in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PARENT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at https://www.earthstoneenergy.com, under the “Investors” tab, or by directing a request to Investor Relations, Earthstone Energy, Inc., 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX 77380, Tel. No. (281) 298-4246. Copies of documents filed with the SEC by Parent will be made available free of charge on Parent’s website at https://www.permianres.com under the “Investor Relations” tab or by directing a request to Investor Relations, Permian Resources Corporation, 300 N. Marienfeld St., Ste. 1000, Midland, TX 79701, Tel. No. (432) 695-4222.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding the Company’s directors and executive officers is contained in the proxy statement for the Company’s 2023 Annual Meeting of Stockholders filed with the SEC on April 27, 2023, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing the Company’s website at https://www.earthstoneenergy.com. Information regarding Parent’s executive officers and directors is contained in the proxy statement for the Parent’s 2023 Annual Meeting of Stockholders filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the Parent’s website at https://permianres.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Parent or the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Parent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of the Company may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Parent’s or the Company’s control, including those detailed in Parent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://permianres.com and on the SEC’s website at http://www.sec.gov, and those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on the Company’s website at https://www.earthstoneenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Parent or the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Parent and the Company undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1#
Agreement and Plan of Merger, dated as of August 21, 2023, among Permian Resources Corporation, Smits Merger Sub I Inc., Smits Merger Sub II LLC, Permian Resources Operating, LLC, Earthstone Energy, Inc. and Earthstone Energy Holdings, LLC.

10.1	Voting and Support Agreement, dated August 21, 2023, by and among Permian Resources Corporation, Earthstone Energy, Inc., William M. Hickey, III and James Walter.
10.2	Voting and Support Agreement, dated August 21, 2023, by and among Permian Resources Corporation, Earthstone Energy, Inc., NGP XI US Holdings, L.P., NGP Pearl Holdings II, LLC and Luxe Energy, LLC.
10.3
Voting and Support Agreement, dated August 21, 2023, by and among Permian Resources Corporation, Earthstone Energy, Inc. and Pearl Energy Investments, L.P., Pearl Energy Investments II, L.P. and Pearl CIII Holdings, L.P.

10.4
Voting and Support Agreement, dated August 21, 2023, by and among Permian Resources Corporation, Earthstone Energy, Inc. and Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P. and Silver Run Sponsor, LLC.

10.5
Voting and Support Agreement, dated August 21, 2023, by and among Earthstone Energy, Inc., Permian Resources Corporation, EnCap Energy Capital Fund VII, L.P., Bold Energy Holdings, LLC and EnCap Energy Capital Fund XI. L.P.

10.6	Voting and Support Agreement, dated August 21, 2023, by and among Earthstone Energy, Inc., Permian Resources Corporation, Cypress Investments, LLC and Broken Oak Investments, LLC.
10.7	Registration Rights Agreement, dated August 21, 2023, by and among Permian Resources Corporation and the parties listed on the signatures pages thereto.
10.8	Letter Agreement, dated August 21, 2023, by and among Earthstone Energy, Inc. and the EnCap Funds.
99.1	Investor Presentation, dated August 21, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

# Certain schedules, annexes or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHSTONE ENERGY, INC.

Date:	August 22, 2023	By:	/s/ Tony Oviedo
Tony Oviedo
Executive Vice President - Accounting and Administration